SECURITIES AND EXCHANGE COMMISSION

                            Washington, DC 20549

                          ---------------------------

                                    Form T-3

              FOR APPLICATION FOR QUALIFICATION OF INDENTURE
                    UNDER THE TRUST INDENTURE ACT OF 1939


                         ---------------------------

                           FACILICOM INTERNATIONAL, INC.
                               (Name of applicant)

                          1401 New York Avenue, N.W.
                           Washington, D.C.  20005
                     (Address of principal executive offices)

       SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

             TITLE OF CLASS                           AMOUNT

10 1/2 percent Series B Senior Notes Due 2008        $300,000,000


                        Approximate date of  offering:

                                  June 2, 1998

                     Name and address of agent for service:


                               With a copy to:
                         Morris F. DeFeo, Jr., Esquire
                          Swidler & Berlin, Chartered
                         3000 K Street, N.W., Suite 300
                              Washington, DC 20007
                                 (202) 424-7500

                                      GENERAL

     1.   General information.  Furnish the following as to the applicant:

          (a)     Form of organization:  Corporation.
          (b) State or other sovereign power under the laws of which organized: Delaware

     2. Securities Act exemption applicable. State briefly the fact relied upon by the applicant as basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required: Not Applicable.

                                   AFFILIATIONS

     3. Affiliates. Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

                                                PERCENT OF    JURISDICTION OF
                   NAME                         OWNERSHIP      INCORPORATION

 1. FaciliCom International, L.L.C.               100%           Delaware
 2. FCI (GP), L. L.C.                             100%           Delaware
 3. Nordiska Tele8 AB                              99%           *Sweden
 4. Cruisetel AB                                  100%           +Sweden
 5. Tele8 - Denmark A/S                           100%           +Denmark
 6. FaciliCom International (UK) Limited          100%           *UK
 7. FaciliCom International (Hong Kong) Limited   100%           *Hong Kong
 8. FaciliCom Telekcommunikation GmbH             100%           *Germany
______________
* Denotes subsidiary of FaciliCom International, L.L.C.
+ Denotes subsidiary of Nordiska Tele8 AB


     Certain directors and executive officers of the Company listed in Item 4 below may also be deemed affiliates of the Company by virtue of their respective positions with Telegroup Inc.











                               MANAGEMENT AND CONTROL

     4. Directors and executive officers. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person named.

      NAME & ADDRESS                         POSITION

Walter J. Burmeister          Chief Executive Officer, President, Director

Anand Kumar                   Executive Vice President Business Development

Jeffrey J. Guzy               Executive Vice President Marketing, Sales &
                              Product Development

Juan Carlos Valls             Executive Vice President Latin America

Christopher S. King           Vice President Finance and Administration,
                              Chief Financial Officer

Donald Dodd                   Managing Director Operations & Engineering

Peter Gardener                Managing Director FCI-U.K.

Robert M. Trehin              Managing Director FCI-France

Ronald L. Honselaar           Managing Director FCI-Netherlands

Rainer L. Zettl               Managing Director FCI-Germany

Kirby J. Campbell             Treasurer, Vice President, Director

Dru A. Sedwick                Secretary, Vice President, Director

Bryan Cipoletti               Director

Robert L. Reed           Director

Jay L. Sedwick                Director

William C. Stewart            Director

     5. Principal owners of voting securities. Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant as of April 30, 1998.

                                           Number of shares
                                           of Common Stock     Percentage of
  Name and Complete           Title Of      Beneficially     Voting Securities
   Mailing Address           Class Owned        Owned               Owned
  -----------------          -----------  -------------------  ---------------
Armstrong International
 Telecommunications, Inc.(1) Common Stock         189,641           82.8%
Jay L. Sedwick (2)           Common Stock         189,641           82.8%
Walter J. Burmeister (3)     Common Stock          38,000           16.6%
Juan Carlos Valls (4)        Common Stock          36,100           15.8%
Robert L. Reed (5)           Common Stock          36,100           15.8%

------------------------
(1) The address for Armstrong International Telecommunications is One Armstrong Plae, Butler, Pennsylvania 16001.

(2) Represents shares of common stock owned by AIT, a wholly owned subsidiary of Armstrong. Mr. Sedwick, a director of the Company, is Chairman of the Board of, and controls, Armstrong. The address for Mr. Sedwick is One Armstrong Plae, Butler, Pennsylvania 16001.

(3) Represents 36,100 shares of common stock beneficially owned by Mr. Burmeister through FMG, in which Mr. Burmeister has a 33.3% ownership interest, and 1,900 shares of common stock that were issued upon the conversion of Phantom Shares granted pursuant to the 1998 Stock
    Option Plan. Mr. Burmeister shares with Messrs. Valls and Reed voting and investment control with respect to 36,100 shares of common stock owned by FMG. The address for Mr. Burmeister is c/o Facilicom International, 1401 New York Avenue, N.W., Washington, D.C. 20005.

(4) Represents shares of common stock beneficially owned by Mr. Valls through FMG, in which Mr. Valls has a 33.3% ownership interest. The address for Mr. Valls is c/o Facilicom International, 1401 New York Avenue, N.W., Washington, D.C. 20005. Mr. Valls shares with Messrs. Burmeister and Reed voting and investment control with respect to 36,100 shares of common stock owned by FMG.

(5) Represents shares of common stock owned beneficially by Mr. Reed through FMG, in which Mr. Reed has a 33.3% ownership interest. The address for Mr. Reed is c/o Facilicom International, 1401 New York Avenue, N.W., Washington, D.C. 20005. Mr. Reed shares with Messrs. Burmeister and Valls voting and investment control with respect to 36,100 shares of common stock owned by FMG.



                                  UNDERWRITERS

     6. Underwriters. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

    (a) Senior Notes due 2008 of the Company: Lehman Brothers Inc., 3 World Financial Center, 4th Floor, New York, New York 10285 and BT Alex. Brown, 1 South Street, Baltimore, MD 21202






































                                                                             -

                              CAPITAL SECURITIES

     7. Capitalization. (a) Furnish the following information as to each authorized class of securities of the applicant.

          (a) As of April 30, 1998, the following table sets forth information as to each authorized class of securities of the Company:

     TITLE OF CLASS            AMOUNT AUTHORIZED         AMOUNT OUTSTANDING
     --------------            -----------------         ------------------

      Common Stock                  300,000                    228,924

                              INDENTURE SECURITIES

     8. Analysis of indenture provisions. Insert at this point the analysis of indenture provisions required under section 305(a)(2) [paragraph 42,191] of the Act.

     The Notes (which are more fully described in the Offering Memorandum dated January 28, 1998 and Prospectus dated June 2, 1998) were issued pursuant to an Indenture (the Indenture dated January 28, 1998, is filed as an exhibit to the applicant's form S-4 filed on March 20, 1998, the "Indenture") between the Company and the State Street Bank and Trust Company, as trustee, and are in aggregate principal amount $300 million. The terms of the Notes include those provisions contained in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "TIA"). The Notes are subject to all such terms and investors are referred to the Indenture and the TIA for a statement thereof.

     The Notes are senior obligations of the Company, limited to $300.0 million aggregate principal amount, and will mature on January 15, 2008. The Notes bear interest at the rate of 10 1/2 percent per annum, payable semiannually in arrears on January 15 and July 15 of each year, commencing July 15, 1998, to the person in whose name the Note (or any predecessor Note) is registered at the close of business on the preceding January 1 or July 1, as the case may be. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

     The Notes will be redeemable at the option of the Company, in whole or in part, at any time on or after January 15, 2003, at the redemption prices set forth therein, plus accrued and unpaid interest and Liquidated Damages (as defined), if any, thereon to the date of redemption. In addition, at any time prior to January 15, 2001, the Company may redeem from time to time up to 35.0% of the originally issued aggregate principal amount of the Notes at the redemption price set forth therein plus accrued and unpaid interest and Liquidated Damages, if any, to the date of redemption with the Net Cash Proceeds (as defined) of one or more Public Equity Offerings (as defined); provided that at least 65.0% of the originally issued aggregate principal amount of the Notes remains outstanding after such redemption. In the event of a Change in Control (as defined), each holder of the Notes will have the right to require the Company to purchase all or any part of the holder's Notes at a purchase price in cash equal to 101.0% of the aggregate principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase.

     9. Other obligors. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities: Not Applicable.







     Contents of application for qualification. This application for qualification comprises --

     (a)     Pages numbered 1 to 9, consecutively.

     (b) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee:



Exhibit
Number                       Description
--------                   -------------------

  T3A                  Certificate of Amendment of Certificate of
                       Incorporation of FaciliCom International, Inc. (1)

  T3B                  Bylaws of FaciliCom International, Inc. (1)

  T3C Indenture between Facilicom International, Inc. and State Street Bank and Trust Company, as Trustee, dated as of January 28, 1998 for 10 1/2 percent Senior Notes due 2008 (1)

  T3D                  Not Applicable

  T3E                  Prospectus dated June 2, 1998 (2)

  T3F Cross-reference sheet showing the location in the indenture of the provisions inserted therein pursuant to Section 310 through 318(a) of the Trust Indenture Act of 1939.

  T3G Trustee's Statement of Eligibility on Form T-1 under the Trust Indenture Act of 1939. (1)

----------------------
(1) Previously filed as Exhibits to Form S-4, SEC Registration Statement File Number 333-48371.

(2) Previously filed as part of Form S-4, SEC Registration Statement File Number 333-48371.

                                   SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Facilicom International Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Washington, District of Columbia, on the 2nd day of June, 1998.

                                Facilicom International Inc.



                           By:  /s/ Christopher S. King
                                ----------------------------
                           Name:    Christopher S. King
                           Title:   Vice President-Finance and
                                    Administration and Chief
                                    Financial Officer

                                                      Exhibit T3F


Reconciliation and tie between Trust Indenture Act of 1939 and Indenture, dated as of October 23, 1997.

  Trust Indenture Act Section          Indenture Section

Section 310(a)(1)                           7.11
           (a)(2)                           7.11
           (a)(3)                           N.A.
           (a)(4)                           N.A.
           (a)(5)                           7.11
           (b)                              7.09; 7.11; 10.02
           (c)                              N.A.
Section 311(a)                              7.12
           (b)                              7.12
           (c)                              N.A.
Section 312(a)                              2.05
           (b)                              10.03
           (c)                              10.03
Section 313(a)                               7.07
           (b)                               7.07
           (c)                               7.07; 10.02
           (d)                               7.07
Section 314(a)                               4.07; 10.02
           (b)                               N.A.
           (c)(1)                            10.04
           (c)(2)                            10.04
           (c)(3)                            N.A.
           (d)                               N.A.
           (e)                               10.05
Section 315(a)                               7.01(b)
           (b)                               7.05
           (c)                               7.01(a)
           (d)                               7.01(c)
           (e)                               6.11
Section 316(a) (last sentence)               2.09
           (a)(1)(A)                         6.05
           (a)(1)(B)                         6.04
           (a)(2)                            N.A.
           (b)                               6.07
Section 317(a)(1)                            6.08
           (a)(2)                            6.09
           (b)                               2.04
Section 318(a)                               10.01
           (c)                               10.01

-------------------
Note: This reconciliation and tie shall not, for any purpose, be deemed to be a part of the indenture.